Exhibit 99.1
CANARC RESOURCE CORP. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canarc.net CCM: TSX CRCUF: OTCQB

Canarc Announces Name Change, Share Consolidation, $3.2 Million Private Placement Financing, Focus on Canadian Gold Projects, Strategic Review of Nevada

Vancouver, Canada - August 19, 2020 – Management of Canarc Resource Corp. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN) (“Canarc” or the “Company”) is pleased to announce several corporate changes intended to better reflect the Company’s renewed focus on its Canadian gold exploration projects.

The changes include a planned name change to Canagold Resources Ltd., a 5:1 share consolidation to better attract institutional investors, a CAD$3.2 million private placement financing to strengthen working capital, a renewed focus on exploring Canarc’s gold projects and a strategic review of the Company’s Nevada gold projects to create more shareholder value, and the appointment of Andrew Bowering as a Director.

Name Change

Management has reserved the name Canagold Resources Ltd. to better reflect the Company’s renewed focus on its Canadian gold exploration projects. The name change will take effect within the next two weeks once a new CUSIP number is obtained and the ticker symbols will remain the same.

Share Consolidation

Canarc intends to consolidate its issued and outstanding common shares on the basis of 5 pre-consolidated shares for 1 post-consolidated share. Management believes that the consolidation is necessary in order to provide the Company with a share capital structure that will better attract institutional equity financing and unlock shareholder value.

Canarc currently has 243,956,517 common shares issued and outstanding. After giving effect to the proposed consolidation, the Company will have approximately 48,791,303 common shares issued and outstanding pre-financing. No fractional post-Consolidated shares will be issued and all fractional shares resulting from the Consolidation will be rounded down to the nearest whole number and no cash consideration will be paid in respect of fraction shares. In accordance with their terms, the Company’s outstanding 17,850,000 stock options and 1,500,000 share purchase warrants will be adjusted by the consolidation ratio and the exercise prices of outstanding stock options and warrants will also be adjusted accordingly.

$3.2 Million Financing (pre share consolidation)

Canarc announces a non-brokered private placement financing of up to 40,000,000 units (a “Unit”) at a price of $0.08 per unit for gross proceeds of up to $3,200,000 (the “Offering”). Use of proceeds will be for exploration of the Company’s gold projects and to strengthen working capital. It is anticipated that the Offering will close prior to the Consolidation.

Each unit will consist of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant) with each Warrant entitling the holder to acquire one additional common share of the Company at an exercise price of $0.13 for a period of 24 months from the closing date. If the closing price of the Canarc’s common shares is at a price equal to or greater than $0.20 for a period of 10 consecutive trading days, Canarc will have the right to accelerate the expiry date of the Warrants by giving written notice to the Warrant holders that the Warrants will expire on the date that is not less than 30 days from the date notice is provided by Canarc to the Warrant holders. Finders’ fees of 6% may be payable in cash and/or warrants on certain portions of the financing, subject to regulatory approvals.

New Director

Management is pleased to welcome a new director, Mr. Andrew Bowering, to the board. Mr. Bowering is a venture capitalist and management consultant with 30 years of experience in the founding and operating of both private businesses and the public companies.

As a founder and investor, Mr. Bowering has built and led management teams to explore and develop precious, base and industrial metals deposits from exploration to production. He has owned drilling companies and exhibited leadership in worldwide mineral exploration and development. Mr. Bowering’s most recent successes include the founding, funding and management of Prime Mining Corp., Millennial Lithium Corp., and American Lithium Corp. Throughout his career Andy has operated globally, but his current activities and operations are focused in Nevada, British Columbia and Mexico. He has listed and operated companies on the TSX Venture Exchange, the Toronto Stock Exchange, the OTCQX and the American Stock Exchange.

Renewed Focus on Canadian Gold Projects

Canarc’s main asset is its 100% owned New Polaris gold mine project located in northwestern British Columbia. New Polaris is an historic high grade, underground gold mine that produced 232,000 oz gold during 1938-42 and 1946-51. Canarc has invested over CAD$33 million since 1990 to delineate Indicated resources of 1.7 million tonnes containing 586, 000 ozs gold at 10.8 gpt and Inferred resources of 1.5 million tonnes containing 485,000 ozs gold at 10.2 gpt*. Mineral resources are not mineral reserves and do not yet have demonstrated economic viability. The proposed financing will enable the Company to start work on a feasibility study that will include infill drilling, economic evaluation, project permitting and land access.

*Note: New Polaris resource report is contained within NI 43-101 preliminary economic assessment report (“PEA”) which was completed by Moose Mountain Technical Services and filed on Sedar April 18, 2019.

The Company recently completed a Phase 2, 1500 meter core drilling program at its Windfall Hills gold property located in central BC and assays are pending over the next few weeks.

Windfall Hills lies in the same geological belt as and about 90 kilometers (km) northwest of the Blackwater-Davidson gold project in central BC.  Artemis Gold recently purchased Blackwater-Davidson for $210 million plus a gold stream.

Canarc plans to commence a Phase 1, 1500 meter reverse circulation drilling program at its Hard Cash gold property in western Nunavut this week. Hard Cash is a district scale gold project with geological similarities to two multi-million oz Agnico Eagle gold mines, Meadowbank and Meliadine, also located in Nunavut.

Strategic Review of Nevada Gold Projects

Canarc plans to conduct a review of strategic options for its Nevada gold projects, including dispositions or joint ventures, in order to create more shareholder value and maintain its focus on Canadian gold projects. The Company acquired the Nevada portfolio in 2017 and has since optioned out the Fondaway Canyon and Dixie Comstock projects to Getchell Gold and the Lightening Tree project to Minkap Resources.

The remaining Nevada gold projects include:

● Clear Trunk
● Bull Run
● Hot Springs Point
● Jarbidge
● A&T
● Silver Peak
● Corral Canyon

Getchell Gold anticipates commencing a drill program on the Fondaway Canyon project in the coming weeks, and Minkap Resources expects to commence a drill program on the Lightening Tree project before year-end.

The Offering, share consolidation and name change all remain subject to the approval of the Toronto Stock Exchange.

Gary Biles, the President and Chief Operating Officer of the Company and a qualified person pursuant to NI 43-101, has approved the technical disclosure contained in this press release.

"Scott Eldridge”
____________________
Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the planned Offering, name change and share consolidation, the potential results of the Company’s strategic review in respect of its Nevada Properties, the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to regulatory approvals, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.